September 9, 2009

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jim B. Rosenberg, Senior Assistant Chief

         Staci Shannon, Staff Accountant

Par Pharmaceutical Companies, Inc. (the “Company”)

(Commission File No. 001-10827)

Form 10-K for the fiscal year ended December 31, 2008

filed on March 2, 2009

and

Form 10-Q for the fiscal quarter ended March 28, 2009

filed on May 5, 2009

Dear Mr. Rosenberg and Ms. Shannon:

Reference is hereby made to the comment letter of Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 25, 2009 (the “Comment Letter”).

We have reviewed the Staff’s comment and hereby respectfully request that the Staff review and consider the Company’s explanation and response to the Comment Letter contained herein.  The Staff’s comment contained in the Comment Letter is reproduced below in italics for ease of reference.

Form 10-Q for the Fiscal Quarter Ended March 28, 2009

Management’s Discussion and Analysis, page 30

1.

We acknowledge your revised disclosure in response to prior comment three.  We continue to believe that your disclosure should be revised to separately quantify the dollar amounts of the increase in sales both attributable to unit volume increase and to price increase.  The narrative discussion should start with the requested quantification, but should also include the underlying factors that caused the fluctuations to occur.  We believe that this disclosure is material and required by Item 303(a)(3)(iii) of Regulation S-K.

Company’s Response:

While the Company believes its disclosures related to the increase in sales of metoprolol comply with Item 303(a)(3), as set forth in the Company’s letter of July 30, 2009, the Company will enhance its disclosures related to metoprolol in future filings as follows:

In “Management’s Discussion and Analysis – Results of Operations – Revenues,” we will disclose the following:  We are the authorized generic distributor of metoprolol pursuant to a Supply and Distribution Agreement with AstraZeneca.  After our two competitors marketing generic metoprolol stopped selling the product in the fourth quarter of 2008 due to violations of the FDA’s current Good

Manufacturing Practices, we became the sole supplier of generic metoprolol in the marketplace.  Due to this decrease in competition, our revenue from generic metoprolol in the relevant period increased by approximately $X million as compared with the same period in the prior year, from $Y million to $Z million, an increase of A%.  Of that increase, approximately B% is attributable to an increase in sales volume, and the balance is attributable to an increase in unit price.

We believe that this disclosure quantifies the extent to which the increase in metoprolol sales is attributable to unit volume increase and to price increase and identifies the underlying factor that caused the fluctuations to occur.  With respect to the Staff’s reference to a quantification of the dollar amounts attributable to unit volume increase and to price increase, we note that Item 303(a)(3)(iii) of Regulation S-K requires only a narrative discussion of the extent to which a material increase in revenue is attributable to price increase or to volume increase.  We believe that providing a percentage quantification of the extent to which the increase was attributable to price increase and to volume increase achieves this purpose and is easily understandable by the reader.

If you have any questions or further comments, please do not hesitate to contact me at (201) 802-4606 or via facsimile at (201) 802-4180.

Sincerely,

/s/ Lawrence A. Kenyon

Lawrence A. Kenyon

Executive Vice President and Chief Financial Officer

Copies to:

Thomas Haughey, Esq.

Whitney J. Smith, Esq.